FAST Acquisition Corp.

3 Minetta Street

New York, NY 10012

August 18, 2020

VIA EDGAR

Erin Purnell

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FAST Acquisition Corp.
Registration Statement on Form S-1
Filed August 4, 2020, as amended
File No. 333-240333

Dear Ms. Purnell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, FAST Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on August 20, 2020, or as soon thereafter as practicable.

Please call Elliott Smith of White & Case LLP at (212) 819-8200 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

FAST Acquisition Corp.

By:	/s/ Garrett Schreiber
Name:	Garrett Schreiber
Title:	Chief Financial Officer

cc:      Elliott Smith, White & Case LLP

[Signature Page to Acceleration Request]